

Mail Stop 4628

January 11, 2018

<u>Via E-mail</u>
Kurt P. Cummings
Executive Vice President, Chief Financial Officer and Treasurer
AVX Corporation
1 AVX Boulevard
Fountain Inn, South Carolina 29644

> **Re: AVX Corporation**
> **10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 19, 2017**
> **File No. 001-07201**

Dear Mr. Cummings:

    We refer you to our comment letter dated December 21, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Admanda Ravitz
        Assistant Director
        Division of Corporation Finance

        Mike Hufnagel
        AVX Corporation